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                                                                                                                        Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
                            (Dollars in Thousands)




                                         12 Months
                                           Ended                     Year  Ended  December  31,
                                         March 31,    ------------------------------------------------------
                                           2000            1999       1998       1997       1996       1995
                                        ---------------- ---------- ---------- ---------- ---------- ----------
Income before extraordinary item              $153,758    $142,179   $112,410   $105,709   $116,187   $117,488
                                        ---------------- ---------- ---------- ---------- ---------- ----------

Income taxes                                   100,496      95,321     72,276     72,155     78,340     75,540
                                        ---------------- ---------- ---------- ---------- ---------- ----------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                                    76,731      77,790     81,132     78,350     69,329     65,572
   Other interest                                6,276       6,117      9,328     12,835     12,516     10,353
   Preferred dividend require-
     ments of a subsidiary
     trust                                       5,687       5,687      5,688      5,687      1,390          -
                                        ---------------- ---------- ---------- ---------- ---------- ----------
     Total fixed charges                        88,694      89,594     96,148     96,872     83,235     75,925
                                        ---------------- ---------- ---------- ---------- ---------- ----------

Nonutility capitalized interest                   -                -       -        (208)      (311)      (304)
                                        ---------------- ---------- ---------- ---------- ---------- ----------

Earnings before extraordinary
   item, income taxes, and
   fixed charges                              $342,948    $327,094   $280,834   $274,528   $277,451   $268,649
                                         ===============  =========  =========  =========  =========  =========

Fixed charges                                  $88,694     $89,594    $96,148    $96,872    $83,235    $75,925

Preferred dividend requirements                  7,534       7,417      7,150      7,556     14,961     16,185
                                         ---------------- ---------- ---------- ---------- ---------- ----------

                                               $96,228     $97,011   $103,298   $104,428    $98,196    $92,110
                                             ===========  =========  =========  =========  =========  =========

Ratio of earnings to fixed charges
   and preferred dividends                     3.56        3.37       2.72       2.63       2.83       2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.  Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.


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